UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number: 000-24203
GB&T Bancshares, Inc.

(Exact name of registrant as specified in its charter)
500 Jesse Jewell Parkway, SE
P.O. Box 2760
Gainesville, Georgia 30501
(770) 532-1212

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, no par value per share

(Title of each class of securities covered by this Form)
N/A

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☑
          Approximate number of holders of record as of the certification or notice date: 1
          Effective May 1, 2008, GB&T Bancshares, Inc. was merged with and into SunTrust Banks, Inc., a Georgia corporation.
          Pursuant to the requirements of the Securities Exchange Act of 1934, GB&T Bancshares, Inc. has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

GB&T BANCSHARES, INC.
Date: May 1, 2008	By:	/s/ Richard A. Hunt
Richard A. Hunt
President and Chief Executive Officer